Exhibit 99.1

Namib Minerals Receives Nasdaq Notification Regarding Minimum Market Value of Publicly Held Shares Requirement

NEW YORK, Feb. 05, 2026 (GLOBE NEWSWIRE) -- Namib Minerals (“Namib Minerals” or “the Company”), (Nasdaq: NAMM), today announced that on January 30, 2026, the Company received a letter (the “Letter”) from the Nasdaq Listing Qualifications Department (the “Staff”) notifying the Company that during the period from December 5, 2025 to January 20, 2026 the Company’s ordinary shares, par value $0.0001 (the “Ordinary Shares”), did not meet the minimum market value of publicly held shares of $15,000,000 (the “MVPHS”) requirement for continued listing on the Nasdaq Global Market (“Nasdaq”) pursuant to Nasdaq Listing Rule 5450(b)(2)(C) (the “Rule”).

The Letter further stated that, in accordance with Nasdaq Listing Rule 5810(c)(3)(D), the Company has 180 calendar days, or until July 29, 2026 (the “Compliance Period”), to regain compliance with the Rule. If at any time during the Compliance Period the Company’s MVPHS equals or exceeds $15,000,000 for a minimum of ten consecutive business days, the Staff will provide the Company with a written confirmation of compliance with the Rule and the matter will be closed. Nasdaq Listing Rule 5810(c)(3)(H) states, in part, that the Staff may, in its discretion, require the Company to satisfy the MVPHS requirement for more than ten consecutive business days, but generally not more than 20 consecutive business days, in order to demonstrate an ability to maintain long-term compliance with the listing rules. If the Company does not regain compliance with the Rule by July 29, 2026, the Company will receive written notification from the Staff that its securities are subject to delisting, which notification is subject to appeal by the Company. As an alternative, the Company has the ability to apply to transfer its securities to the Nasdaq Capital Market, assuming it could then meet the applicable continued listing requirements. However, the Company believes that it has been in compliance with the MVPHS requirement for over ten consecutive days and seeks to regain compliance as quickly as possible.

The Letter does not have an immediate effect on the Company’s Nasdaq listing or the trading of its Ordinary Shares and warrants. During the Compliance Period, the Ordinary Shares will continue to trade on Nasdaq under the symbol “NAMM,” and the Company’s warrants will continue to trade on the Nasdaq Capital Market under the symbol “NAMMW.”

About Namib Minerals

Namib Minerals (NASDAQ: NAMM) is a gold producer, developer and explorer with operations focused in Zimbabwe. Namib Minerals is a significant player in Africa’s mining industry, driving sustainable growth and innovation across the sector. Currently Namib Minerals operates the How Mine, an underground gold mine in Zimbabwe, and aims to restart two assets in Zimbabwe, with additional exploration assets in the DRC. For additional information, please visit namibminerals.com.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts contained in this update are forward-looking statements. Any statements that refer to estimates or other characterizations of future events or circumstances, including any underlying assumptions, are also forward-looking statements. Forward-looking statements include, without limitation, future compliance with Nasdaq requirements. The forward-looking statements are based on our current expectations and are inherently subject to uncertainties and changes in circumstance and their potential effects and speak only as of the date of such statement. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks and uncertainties which include, but are not limited to, the Company’s ability to meet MVPH requirement of Nasdaq or transfer its securities to the Nasdaq Capital Market and meet the applicable requirements of the Nasdaq Capital Market. The foregoing list is not exhaustive. You should carefully consider the foregoing factors, any other factors discussed in this press release and the other risks and uncertainties described in the filings we make with Securities and Exchange Commission (the “SEC”). We caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made.

Contacts:

Investor Relations:
ir@namibminerals.com